ISSUED ON BEHALF OF REED ELSEIVER PLC AND REED ELSEVIER NV

18 May 2011

PDMR Shareholding

Reed Elsevier announces that Mr Henry Udow, a PDMR of Reed Elsevier PLC, purchased on 17 May 2011, 24,650 Reed Elsevier PLC ordinary shares at 562.1855p per share and 6,225 Reed Elsevier PLC ADRs at $36.384 per ADR.

Note:
Each Reed Elsevier PLC ADR is equivalent to four Reed Elsevier PLC ordinary shares.